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Exhibit 99.1


CONSULTING AGREEMENT, dated as of the 15th day of April, 2003, by and between Advanced Plant Pharmaceuticals, Inc., a Delaware corporation having executive offices at 43 West 33rd Street, New York, New York (the "Company"), and Consulting Solutions Group (the "Consultant") 114 Glen Way, Syosset, New York 11791.

                              W I T N E S S E T H:

WHEREAS, the Consultant has considerable knowledge of and experience providing consulting services regarding the identification, evaluation, structuring, negotiating and closing of joint ventures, strategic alliances and business acquisitions as well as product development (the "Business"); and

WHEREAS, the Company desires to obtain the benefit of Consultant's special knowledge and experience regarding the identification, evaluation, structuring, negotiating and closing of joint ventures, strategic alliances and business acquisitions as well as product development; and

WHEREAS, the Company's management has determined that it would be in the best interest of the Company to make use of the Consultant's knowledge and experience; and

WHEREAS, Consultant desires to serve as consultant to the Company;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained the Company and the Consultant hereby agree as follows:

1. Term. The Company hereby engages Consultant to render the consulting services as hereinafter set forth, and Consultant hereby agrees to render such services for a period commencing the date hereof and terminating on April 14, 2004 (the "Term"). Either party has the right to terminate this agreement after six months by providing 30 days prior written notice.

This agreement shall be governed by and subject to the jurisdiction and the laws of the State of New York.

2. Consulting Services. The Company hereby retains the Consultant, and the Consultant agrees, to render consulting and advisory services to the Company during the Term hereof in connection with the Business, from time to time, and as the Chief Executive Officer of the Company may reasonably request. Consultant shall not be required to expend any minimum number of hours hereunder and the rendering of all consulting services shall be subject in priority to Consultant's own business interests.

3. Consulting Fees. In consideration for (i) the availability of Consultant to render the services, (ii) the services to be rendered by Consultant during the Term, and (iii) the other provisions of this Agreement, the Company shall promptly issue to the Consultant 10,00,000 shares of the Company's common stock, which shares shall be subject to S-8 registration to be filed with the Securities and Exchange Commission within 50 days of the execution of this agreement. The

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Company will issue and release  5,000,000 shares  immediately,  the remainder of the shares shall be vested at the rate of 1,000,000 shares every sixty days. All shares shall be issued and registered immediately, with the unvested shares being held and released by the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

ADVANCED PLANT PHARMACEUTICALS, INC.


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By:      David Lieberman, President


CONSULTING SOLUTIONS GROUP


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By Cary Klopsky




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